SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

sabesp	Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) Nr. 43.776.517/0001-80

State Registry (NIRE) Nr. 35.3000.1683-1

RECTIFICATION OF THE CALL NOTICE TO POSTPONE THE EXTRAORDINARY SHAREHOLDERS’ MEETING ORIGINALLY  CALLED FOR MAY 13, 2019

Due to the inclusion of new items on the agenda, the Call Notice of the Extraordinary General Meeting is hereby rectified, with the first publication on April 13, 2019 in the Official Gazette of the State of São Paulo and Valor Econômico newspaper, with the second publication on April 16, 2019 in the Official Gazette of the State of São Paulo and Valor Econômico newspaper, and the third publication on april 17, 2019 in the Official Gazette of the State of São Paulo and Valor Econômico newspaper, in effect with the following wording:

 “The Shareholders of the Companhia de Saneamento Básico do Estado de São Paulo - Sabesp ("Company") are hereby called to meet on June 3, 2019 at 11 a.m., at the Company’s headquarters located at Rua Costa Carvalho, 300, in the City of São Paulo, State of São Paulo, to attend the Extraordinary Shareholders’ Meeting and resolve on the following agenda:

   I.      Elect the members of the Eligibility and Advisory Committee, pursuant to Article 33 of the Company’s Bylaws.

 II.      Resolve on the amendment to the Company’s Bylaws, including Paragraph 5 in Article 8, regarding the minimum time availability required from the Chairman of the Board of Directors, which corresponds to 30 (thirty) monthly hours.

III.      Consolidate the Company’s Bylaws.

IV.      Rectify the annual global compensation of the Management and of the members of the audit committee and fiscal council for the fiscal year of 2019, approved at the Annual Shareholders’ Meeting of April 29, 2019.”

The documents related to the matters to be discussed in the Extraordinary Shareholders’ Meeting will be at the shareholders’ disposal at the Company’s headquarters and electronically, on the webpage of the Brazilian Securities and Exchange Commission (CVM), in the format and for the time period defined by CVM Instruction 481/2009.

sabesp	Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

GENERAL INFORMATION: Proof of the status of shareholder may be provided at any time before the installation of the Shareholders’ Meeting by presenting: (i) identification, and/or related articles of incorporation that prove legal representation, as applicable; (ii) proof of ownership and the number of shares held by the respective shareholder issued by the depositary financial institution; and (iii) in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year, accompanied by the identification and/or related articles of incorporation of the proxy, as applicable.

São Paulo, May 3, 2019.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.